[redacted]

14007554

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

❑ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________________ to ______________________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

JUN 27 2014
Washington, DC 20549

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(The Middle River Aircraft Salaried Savings Plan)

Date: June 13, 2014

(Signature)*

Name: Jerry K. Shirlen
Title: Controller

**Print name and title of the signing official under the signature.*

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

December 31, 2013 and 2012

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 and the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 13, 2014

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:		
Investments at fair value (notes 3 and 4)	$ 55,327,627	$ 44,926,812
Notes receivable from participants	679,293	632,147
Employee contributions receivable	1,563	—
Employer contributions receivable	5,207	—
Accrued dividends and interest	105,131	93,406
Total assets	56,118,821	45,652,365
Liabilities:		
Payable for excess contributions	50,136	52,299
Net assets available for plan benefits prior to adjustment	56,068,685	45,600,066
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(209,087)	(410,634)
Net assets available for plan benefits	$ 55,859,598	$ 45,189,432

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 9,179,005	$ 4,357,697
Dividend and interest income	1,050,947	968,034
	10,229,952	5,325,731
Interest on notes receivable from participants	25,840	23,515
Contributions:		
Employee	2,867,956	2,646,001
Employer	927,740	842,158
	3,795,696	3,488,159
Total additions	14,051,488	8,837,405
Deductions from net assets attributed to:		
Benefits paid to participants	3,380,106	808,430
Expenses and loan fees (note 1)	1,216	1,404
Total deductions	3,381,322	809,834
Net increase	10,670,166	8,027,571
Net assets available for plan benefits at:		
Beginning of year	45,189,432	37,161,861
End of year	$ 55,859,598	$ 45,189,432

See accompanying notes to financial statements.

(1) Description of the Plan

The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") is a defined contribution plan sponsored by MRA Systems, Inc. (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Frontier Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Salaried Savings Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) Vanguard Institutional Index Fund – This fund seeks to track the performance of the Standard & Poor's 500 Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index. This fund replaced the State Street Global Advisors ("SSgA") S&P 500 Index Fund as an investment option on July 1, 2013.

(c) GE Institutional Income Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d) GE Institutional U.S. Equity Fund – This fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(e) GE Institutional Strategic Investment Fund – This fund managed by GEAM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(f) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(g) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Harbor International Fund – This fund seeks long-term total return, principally from growth of capital.

(i) Investment Company of America Fund – This fund seeks long-term growth of capital and income. The fund invests primarily in common stocks, most of which have a history of paying dividends.

(j) American Funds New Perspective Fund – This fund seeks long-term growth of capital and future income as its secondary objective. The fund normally invests in stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

(k) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 17% of their eligible compensation, on a pre-tax or after-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $17,500 and $17,000 in 2013 and 2012, respectively. For participants who were at least age 50 during the year, the limit was generally $23,000 and $22,500 in 2013 and 2012, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions in an amount equal to 50% of participant contributions up to 7% of their eligible compensation. Effective January 1, 2013, the Plan was amended to give certain eligible employees hired or rehired on or after January 1, 2013 a Company Retirement Contribution ("CRC"), equal to 3% of eligible compensation.

Vesting

Participants are immediately fully vested in their employee contributions, employer matching contributions, and related investment results. Participants receiving CRCs and related earnings become 100% vested in the contribution when they reach age 65 while employed with the Company or after reaching 3 years of eligible service.

Forfeitures

As of December 31, 2013 and 2012, forfeited non-vested amounts (including unrealized appreciation) totaled $1,231 and $1,878, respectively. During 2013, $2,061 were used to reduce Company contributions. Gains on earnings of forfeiture balances were $240 during 2013. Additions to forfeiture balances were $1,174 during 2013.

Participant Accounts

Each participant's account is credited with the participant's contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans). Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Employer matching contributions and CRCs may not be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installment payments, or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, registered investment companies and interest-bearing cash.

The Plan's ownership in the Stable Value Fund is carried at fair value based on the investment's net asset value per unit and included in Level 2.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The fair values of the Plan's investments at December 31, 2013 and 2012 follow.

	2013	2012
GE Common Stock	$ 13,203,083 *	$ 10,288,983 *
Registered Investment Companies:		
SSgA S&P 500 Index Fund	—	5,083,261 *
Vanguard Institutional Index Fund	7,063,106 *	—
GE Institutional Income Fund	2,817,429 *	3,919,262 *
GE Institutional U.S. Equity Fund	4,543,820 *	2,893,186 *
GE Institutional Strategic Investment Fund	2,984,001 *	1,764,812
Columbia Acorn Select Fund	2,495,691	1,708,933
American Funds Growth Fund of America	2,307,729	1,525,472
Harbor International Fund	2,584,786	2,335,780 *
Investment Company of America Fund	3,001,149 *	2,139,129
American Funds New Perspective Fund	3,895,850 *	3,357,665 *
Total registered investment companies	31,693,561	24,727,500
Collective Trust Fund:		
Galliard Capital Management Stable Value Fund	10,034,313 *	9,594,295 *
Interest-Bearing Cash:		
Mid-Atlantic Capital Group	396,670	316,034
Total investments at fair value	$ 55,327,627	$ 44,926,812

* Investments representing more than 5% of the Plan's net assets.

The Plan's investments appreciated during 2013 and 2012 as follows:

	2013	2012
GE Common Stock	$ 3,736,258	$ 1,852,989
Registered Investment Companies	5,442,747	2,504,708
	$ 9,179,005	$ 4,357,697

The Plan holds investments in a Stable Value Fund, which consists primarily of a security-backed contract issued by an insurance company. A security-backed contact is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds. The Stable Value Fund also invests in a collective trust fund which also utilizes security-backed contracts. In addition, the fund holds a position in a daily short-term investment fund.

All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means that withdrawals from these investment contracts are required to be made at contract value for qualifying benefit payments, including participant-directed transfers.

Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and adjustment to contract value. The security-backed contract cannot credit an interest rate that is less than zero percent. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data.

The net value of the Stable Value Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset of the Stable Value Fund. Units of the fund are issued and redeemed at the current net asset value.

The contract value at December 31, 2013 and 2012 for the Stable Value Fund was $9,825,226 and $9,183,661 respectively. The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 1.04% and 1.14% at December 31, 2013 and 2012, respectively. The average crediting interest rate was 1.74% and 2.42% at December 31, 2013 and 2012, respectively.

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2013 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 13,203,083	$ —	$ —	$ 13,203,083
Registered Investment Companies	31,693,561	—	—	31,693,561
Stable Value Fund	—	10,034,313	—	10,034,313
Interest-Bearing Cash	396,670	—	—	396,670
Total investments at fair value	$ 45,293,314	$ 10,034,313	$ —	$ 55,327,627

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 10,288,983	$ —	$ —	$ 10,288,983
Registered Investment Companies	24,727,500	—	—	24,727,500
Stable Value Fund	—	9,594,295	—	9,594,295
Interest-Bearing Cash	316,034	—	—	316,034
Total investments at fair value	$ 35,332,517	$ 9,594,295	$ —	$ 44,926,812

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2013 or 2012.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. Both are included in the fair value measurements table as Level 1 investments.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, a variety of investment funds, consisting of registered investment companies and a collective trust fund. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and collective trust fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated October 22, 2013, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8) Plan Amendment

The Plan was amended to increase the employer match (effective January 1, 2014) for participants hired or rehired on or after January 1, 2013. Specifically, effective January 1, 2014, participants who are hired or rehired on or after January 1, 2013 are eligible for employer matching contributions in an amount equal to 50% of participant contributions up to 8% of their eligible compensation.

(9) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 13, 2014, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(10) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions.

A reconciliation of total investments per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Total investments at fair value per financial statements	$ 55,327,627	$ 44,926,812
Notes receivable from participants	679,293	632,147
Total investments per Form 5500	$ 56,006,920	$ 45,558,959

A reconciliation of deductions per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Total deductions from net assets per financial statements	$ 3,381,322	$ 809,834
Corrective distributions	50,136	52,299
Total expenses per Form 5500	$ 3,431,458	$ 862,133

A reconciliation of amounts per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Net assets available for plan benefits per financial statements	$ 55,859,598	$ 45,189,432
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	209,087	410,634
Net assets available for plan benefits per Form 5500	$ 56,068,685	$ 45,600,066
Total net increase per financial statements	$ 10,670,166	$ 8,027,571
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for current year	209,087	410,634
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for prior year	(410,634)	(249,416)
Total net income per Form 5500	$ 10,468,619	$ 8,188,789

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Current value**
*	GE Common Stock	Common stock, 471,034 shares	$	13,203,083
	Vanguard Institutional Index Fund	Registered investment company, 41,724 shares		7,063,106
*	GE Institutional Income Fund	Registered investment company, 302,299 shares		2,817,429
*	GE Institutional U.S. Equity Fund	Registered investment company, 285,237 shares		4,543,820
*	GE Institutional Strategic Investment Fund	Registered investment company, 227,960 shares		2,984,001
	Columbia Acorn Select Fund	Registered investment company, 93,402 shares		2,495,691
	American Funds Growth Fund of America	Registered investment company, 53,656 shares		2,307,729
	Harbor International Fund	Registered investment company, 36,400 shares		2,584,786
	Investment Company of America Fund	Registered investment company, 81,797 shares		3,001,149
	American Funds New Perspective Fund	Registered investment company, 103,696 shares		3,895,850
	Galliard Capital Management Stable Value Fund	Collective trust fund, 436,754 shares		10,034,313
*	Mid-Atlantic Capital Group	Interest-bearing cash		396,670
	Total investments at fair value			55,327,627
*	Notes receivable from participants (62 loans with interest rates from 4.25% to 6.25% from 1 month to 15 years)			679,293
	Total Assets (Held at End of Year)		$	56,006,920

* Party in interest as defined by ERISA.

** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4a-Schedule of Delinquent Participant Contributions
Year Ended December 31, 2013

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 980	$ —	$ 980	$ —	$ —

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft Systems Salaried Savings Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-42695, 333-155587 and 333-158069) on Form S-8 of the General Electric Company of our report dated June 13, 2014, with respect to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2013 and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

Albany, New York
June 13, 2014